10/5

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SEC FILE NUMBER
8-32480

AB 10/4

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BISYS Fund Services Limited Partnership

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3435 Stelzer Road
(No. and Street)

Columbus (City) OH (State) 43219 (Zip Code)

SEC MAIL ROOM RECEIVED PROCESSING SEP 26 2006 WASH. D.C. 152 SECTION

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Edward Pike 614-470-8280
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED OCT 06 2006 THOMSON FINANCIAL

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

100 East Broad Street (Address) Columbus (City) OH (State) 43215 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 10/5

BISYS Fund Services Limited Partnership

(A wholly owned subsidiary of The BISYS Group, Inc.)

Financial Statements and Supplementary Information

June 30, 2006

OATH OR AFFIRMATION

I, J. Edward Pike, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BISYS Fund Services Limited Partnership, as of June 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Financial and Operations Principal

Title

NOTARIAL SEAL STATE OF OHIO

DIANE R. WENDEL BAKER
Notary Public, State of Ohio
My Commission Expires 8-20-2011

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanations, or the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between Audited and Unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Form.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Statement of Cash Flows.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Partners of
BISYS Fund Services Limited Partnership

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in partners' equity and of cash flows present fairly, in all material respects, the financial position of BISYS Fund Services Limited Partnership (a wholly owned subsidiary of The BISYS Group, Inc.) (the "Partnership") at June 30, 2006, and the results of its operations, changes in its partners' equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Partnership is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 11 and 12 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

September 25, 2006

BISYS Fund Services Limited Partnership
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Financial Condition
June 30, 2006

Assets	
Cash	$ 5,002,959
Distribution fee receivable	4,125,547
Commissions receivable	8,786
Prepaid expenses	84,090
Receivable from affiliates (Note 4)	11,635,514
Deferred expenses	1,564,182
Other receivable	99,561
Total assets	$ 22,520,639

Liabilities and Partners' Equity	
Liabilities	
Distribution fees payable	$ 3,985,760
Accrued distribution support	2,094,352
Accounts payable and accrued liabilities	179,965
Total liabilities	6,260,077
Partners' equity	
General partner	11,707,604
Limited partner	4,552,958
Total partners' equity	16,260,562
Total liabilities and partners' equity	$ 22,520,639

The accompanying notes are an integral part of these financial statements.

BISYS Fund Services Limited Partnership
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Operations
Year Ended June 30, 2006

Revenues	
Distribution fees	$ 54,691,866
Commissions	570,693
Wholesaling personnel services fees	1,051,127
Distribution platform fees	292,604
Interest income	420,564
License and fees rebill	130,113
Total revenues	57,156,967
Expenses	
Distribution and distribution related expense	54,599,721
Commission expense	451,713
Administrative service fee to affiliate	638,709
Telewholesale payroll allocation	974,645
Professional fees	195,024
Licenses and fees	132,756
Intangibles tax	123,376
Other expenses	68,585
Total expenses	57,184,529
Loss before income taxes	(27,562)
Income taxes	(37,550)
Net loss	$ 9,988

The accompanying notes are an integral part of these financial statements.

BISYS Fund Services Limited Partnership
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Changes in Partners' Equity
Year Ended June 30, 2006

	General Partner	Limited Partner	Total
Balances, June 30, 2005	$ 11,700,413	$ 4,550,161	$ 16,250,574
Net income	7,191	2,797	9,988
Balances, June 30, 2006	$ 11,707,604	$ 4,552,958	$ 16,260,562

The accompanying notes are an integral part of these financial statements.

BISYS Fund Services Limited Partnership
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Cash Flows
Year Ended June 30, 2006

Cash flows from operating activities		
Net income	$	9,988
Adjustments to reconcile net loss to net cash used in operating activities		
Decrease in distribution fee receivable		1,271,265
Increase in commissions receivable		(7,070)
Decrease in prepaid expenses		66,057
Increase in receivable from affiliates		(793,369)
Increase in deferred expenses		(595,078)
Increase in other receivable		(99,561)
Decrease in administration fees receivable		525,078
Decrease in fund accounting receivables		35,983
Decrease in distribution fees payable		(1,393,218)
Increase in accrued distribution support		376,679
Decrease in accounts payable and accrued liabilities		(48,035)
Net cash used in operating activities		(651,281)
Net change in cash		(651,281)
Cash at beginning of year		5,654,240
Cash at end of year	$	5,002,959
Supplemental disclosures of cash flow information		
Cash paid during year for income taxes	$	2,390,118

The accompanying notes are an integral part of these financial statements.

1. Organization

BISYS Fund Services Limited Partnership (the "Partnership") is wholly owned by The BISYS Group, Inc. ("BISYS") and is organized under the laws of the State of Ohio to provide distribution services for mutual funds (the "Funds"). The Partnership is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Partnership is composed of BISYS Fund Services, Inc., the general partner, and BISYS Fund Services Ohio, Inc, the limited partner, which own a 72% and 28% interest in the Partnership, respectively.

The Partnership serves as distributor and underwriter to several mutual funds and, as a result, substantially all of the Partnership's revenues are earned from the Funds or from the sale of the Funds' shares.

2. Significant Accounting Policies

Cash
The Partnership maintains cash deposits in a bank which, from time to time, exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the institution and believes that any potential credit loss is minimal.

Deferred Expenses
Deferred expenses (see note 3) represent advanced commissions paid on sales of "B" and "C" shares less the distribution fees ("12b-1 fees") and contingent deferred sales charge fees ("CDSC fees") received.

Revenue Recognition
Pursuant to the Distribution Agreements (the "Agreements") between the Funds and the Partnership, the Partnership distributes "A" shares for which it receives a commission based on a percentage of the value of the shares distributed and "B" and "C" shares for which it receives distribution fees based on the average daily net asset value of the shares distributed. The distributor fees are accrued monthly. The Partnership also receives CDSC fees which are netted against deferred expenses when received.

Distribution fees represent 12b-1 fees paid by the Funds pursuant to the Distribution Agreement (the "Agreement") between the Funds and the Partnership. Fees earned by the Partnership are principally determined based on average daily net assets of the Funds and are accrued monthly.

Investors in certain classes of the Funds' shares pay commissions to the Partnership for the purchase of those shares based on a percentage of the value of the shares purchased. The Partnership, in turn, pays commissions to the broker-dealers who originated the sales. Commission income is recorded net of commission expense such that net commission income represents commissions earned by the Partnership as selling broker-dealer.

The Partnership follows Financial Accounting Standards Board Staff Position No. 85-24-1. Contrary to the net accounting method described above, the implementation of this standard requires the Partnership to record commission revenue related to the sale of certain back-end load funds and an equal offsetting commission expense when the expense is funded by a third party

financing agent. There was no adjustment to net income or retained earnings as a result of adopting this standard.

Wholesaling personnel services fees are payments made by certain Funds' investment advisors, unaffiliated third parties, in accordance with the Agreements. The fees compensate the distributor for wholesaling activities performed on behalf of the Funds. The telewholesale payroll allocation expense consists of the personnel expenditures made by an affiliate of the Partnership in performing the service.

Distribution platform fees are earned for providing ongoing management and oversight of distributor activities for certain Funds. The Partnership has agreements for the fee with various Funds and/or Fund Advisers that are a fixed or a variable amount that is billed and earned monthly.

Advisor revenue consists of payments received from certain investment advisers to supplement amounts paid to selling groups greater than the amount received from the Funds in accordance with their distribution plan.

License and fees rebill represent payments made by certain Funds' advisers to compensate the Partnership for certain expenses incurred. The expenses include NASD licensing and advertising review fees.

Distribution and Distribution Related Expense
Distribution expense represents 12b-1 fees paid to other broker-dealers which originally sold the Funds' shares that generated the distribution fees pursuant to the Agreements. Distribution fees not paid to selling brokers are used to support other distribution related activities as allowed under the Distribution Plan. Allowable distribution related expenses include, but are not limited to, the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature, expenses associated with electronic marketing and sales media and communications, and other sales or promotional expenses.

Included in distribution expense, are distribution related expenses that are based on fees earned by the Partnership from the Funds net of distribution expenses paid to other selling broker dealers.

Intangibles Tax
The intangibles tax represents a net worth based tax paid by dealers in intangibles in the state of Ohio.

Income Taxes
BISYS and its affiliates file a consolidated Federal income tax return that includes the Partnership. BISYS apportions Federal income tax expense or benefit among all the affiliates based on their taxable income or loss, using corporate statutory rates, adjusted for the effect of any temporary differences of the Partnership. There are no state income taxes payable by the Partnership.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and

liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Deferred Expenses

The Partnership pays commissions to selling groups for sales of "B" and "C" shares of certain Funds (the "Plans"). Up-front sales loads are not charged on the sale of those shares, but rather the Funds pay 12b-1 fees while the shares remain outstanding and CDSC fees if these shares are redeemed prior to specified holding periods, generally six years for B shares and one year for C shares. The deferred expenses represent the commissions paid by the Partnership for sales of B and C class shares net of 12b-1 received from the Fund and CDSC fees paid by the shareholder. The Partnership believes it is highly likely that future 12b-1 and CDSC fees will be adequate to fully recover the amount of deferred expenses. Additionally, if any of the Plans are terminated, amended, or proposed to be amended, the Partnership reserves the right to cease paying commissions and distribution expense and expects to be reimbursed for the amount by which the payments exceed the collections.

4. Related Party Transactions

During the year ended June 30, 2006, pursuant to a formal management agreement, BISYS provided various services to the Partnership, such as use of office facilities, equipment, personnel and other administrative services. BISYS charges the Partnership an administrative service fee for these services designed to cover the costs of providing such services. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Partnership.

A component of the administrative service fee is corporate management fees. These are overhead costs including corporate administration and legal costs. These costs are generally allocated on a portion of the Partnership's revenues in relation to totals of BISYS. The cost for 2006 was $68,406.

Trademark royalty fees are included in the administrative service fee charged to the Partnership. The value of "BISYS" is allocated annually based on a portion of the Partnership's revenues. The cost for 2006 was $56,976.

On December 14, 2005, the Partnership entered into an agreement to loan $10,000,000 to a related party for one year at a rate of 5.5%. The rate was based on current market at the time of the loan. This amount is included in receivable from affiliates on the Statement of Financial Condition.

The Partnership utilizes intercompany accounts to effect certain transactions with related parties. The Partnership settles the intercompany balance from time to time. The balance was last settled with related parties as of May 31, 2006.

The Partnership has agreements with third parties to provide full service administration for certain clients. A related party of the Partnership performs the services and records the revenue. For 2006, the amount of revenues for these services was $2,919,039.

The Partnership has agreements with third parties to provide additional distribution activities for certain clients. A related party of the Partnership performs the services and records the revenue. For 2006, the amount of revenues for these services was $132,000.

The Partnership provided services to an unaffiliated third party that was terminated during the year. An affiliated party to the Partnership incurred the expense for 2006, in the amount of $89,795.

5. Net Capital Requirement

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Partnership is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At June 30, 2006, the Partnership had net capital under the Rule of $1,662,791, which is $1,245,453 in excess of its minimum required net capital of $417,338. The Partnership's ratio of aggregate indebtedness to net capital at June 30, 2006 is 3.76 to 1.

6. Regulatory Compliance

The Partnership claims exemption under the exemptive provisions of SEC Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies, and the Partnership does not handle customer funds.

7. Contracts

The Partnership has Agreements with the Funds under which it provides distribution services. The Agreements continue in effect until terminated by either party. The Partnership receives commissions on sales of certain new Funds' shares and any 12b-1 fees or shareholder servicing fees paid by the Funds for shares sold which are still outstanding and CDSC fees on shares redeemed prior to their specified holding periods. Under the Agreements, the Partnership reimburses third parties for distribution related expenses in accordance with the Investment Company Act of 1940.

The Partnership enters into sales agreements with various other broker-dealers related to the sale of the shares of the Funds. The Partnership pays these broker-dealers distribution expense (12b-1 fees, shareholder servicing fees or commissions) as outlined in their respective agreements.

The Partnership has agreements with certain Funds' investment advisors, unaffiliated third parties, to provide wholesaling services. The fees compensate the distributor for wholesaling activities performed on behalf of the Funds. The fees are variable amounts that are billed and earned monthly. The agreements continue in effect until terminated by either party.

The Partnership has agreements with certain Fund sponsors related to the sale and distribution of "B" and/or "C" shares of mutual funds, which have 12b-1 distribution plans and a contingent deferred sales charge feature. If any of the Plans are terminated, amended, or proposed to be amended, the Partnership reserves the right to cease paying commissions and distribution expenses and expects to be reimbursed for the amount by which the payments exceed the collections.

In addition, the Partnership has agreements with third party financing agents with respect to the purchase and sale of "B" and "C" shares of certain mutual funds which have 12b-1 distribution plans and a contingent deferred sales charge feature. Under this agreement, the financing agent pays the Partnership the amount of the commission due to the selling broker-dealers in exchange for all future contingent deferred sales charges, 12b-1 fees and shareholder servicing fees due the Partnership from the Funds.

The Partnership also has an agreement with an affiliate to provide financing services. At June 30, 2006, the Partnership had a balance of $104,357 in Deferred Expenses for this arrangement.

BISYS Fund Services Limited Partnership
(A wholly owned subsidiary of The BISYS Group, Inc.)
Supplemental Schedule—Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1
June 30, 2006

Total partners' equity from statement of financial condition		$ 16,260,562
Deductions for nonallowable assets		
Receivable from affiliates	$ 11,635,514	
Deferred expenses	1,564,182	
Distribution fee receivable	1,205,638	
Commissions and other receivable	108,347	
Prepaid expenses	84,090	14,597,771
Net capital		1,662,791
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $25,000)		417,338
Excess net capital		$ 1,245,453
Total aggregate indebtedness		$ 6,260,077
Percentage of aggregate indebtedness to net capital		376%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the net capital as shown above and the corresponding computation prepared by the Partnership for inclusion in its unaudited amended Part IIA FOCUS Report filing as of June 30, 2006 that was filed on September 29, 2006.

Supplemental Schedule—Determination of Reserve Requirement and Information Relating to Possession or Control Requirements Under Securities and Exchange Commission Rule 15c3-3

June 30, 2006

The Partnership claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies, and the Partnership does not handle customer funds.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors on Internal Control
Pursuant to Securities and Exchange Commission Rule 17a-5

To the Partners of
BISYS Fund Services Limited Partnership

In planning and performing our audit of the financial statements and supplemental schedules of BISYS Fund Services Limited Partnership (wholly owned by The BISYS Group, Inc.) (the "Partnership") for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

PRICEWATERHOUSECOOPERS

management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at June 30, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

September 25, 2006